Exhibit (a)(5)(D)

Media Contact:

Michael Sitrick

(US+) 1-310-788-2850

mike_sitrick@sitrick.com

Analyst Contact:

Herb Mueller, Chief Financial Officer

(US+) 1-714-430-6500

herb.mueller@rgp.com

Resources Connection, Inc. Announces Final Results of Modified Dutch Auction Tender Offer

IRVINE, Calif., November 22, 2016 – Resources Connection, Inc. (NASDAQ: RECN), a multinational business consulting firm, operating as Resources Global Professionals (the “Company” or “RGP”) today announced the final results of its modified “Dutch auction” tender offer to purchase up to 6,000,000 shares of its common stock (“Common Stock”) at a price per share not greater than $16.00 nor less than $13.50, which expired at 12:00 midnight, New York City time, on Tuesday, November 15, 2016.

Based on the final count by the depositary for the tender offer, an aggregate of 6,515,264 shares of the Company’s Common Stock were validly tendered and not validly withdrawn at or below the price of $16.00 per share, including approximately 892,629 shares that were tendered through notice of guaranteed delivery.

The Company acquired 6,515,264 shares of its Common Stock at a price of $16.00 per share, for a total cost of approximately $104,244,224, excluding fees and expenses relating to the tender offer. These shares represent approximately 18.0% of the Company’s total outstanding Common Stock as of November 15, 2016. The shares of Common Stock accepted for purchase include the 6,000,000 shares the Company initially offered to purchase and 515,264 additional shares that the Company elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares.

Because the aggregate number of shares of the Company’s Common Stock that were validly tendered and not validly withdrawn was less than the total number of shares that the Company could have acquired if the entire additional 2% could have been exercised, all of the shares of the Company’s Common Stock that were validly tendered and not validly withdrawn were acquired.

The depositary will promptly pay for the shares accepted for purchase and will promptly return all shares tendered and not accepted for purchase. After giving effect to the purchase of the shares, the Company will have outstanding approximately 29.6 million shares of Common Stock.

The Company funded the share purchases in the tender offer with $46,244,224 of cash and cash equivalents on hand and through funds borrowed under its existing revolving credit facility.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each filed with the Securities and Exchange Commission on October 18, 2016, as amended on October 27, 2016 and November 16, 2016.

Lazard Frères & Co. LLC is acting as dealer manager for the tender offer, Georgeson LLC is acting as information agent for the tender offer and American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

ABOUT RGP

RGP, the operating subsidiary of Resources Connection, Inc. (NASDAQ: RECN), is a multinational business consulting firm that helps leaders execute internal initiatives. Partnering with business leaders, we drive internal change across all parts of a global enterprise – accounting; finance; governance, risk and compliance management; corporate advisory, strategic communications and restructuring; information management; human capital; supply chain management; and legal and regulatory.

RGP was founded in 1996 within a Big Four accounting firm. Today, we are a publicly traded company with over 3,300 professionals, annually serving over 1,800 clients around the world from 68 practice offices.

Headquartered in Irvine, California, RGP has served 86 of the Fortune 100 companies.

The Company is listed on the NASDAQ Global Select Market, the exchange’s highest tier by listing standards. More information about RGP is available at http://www.rgp.com. (RECN-F)

Certain statements in this press release are “forward-looking statements.” Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “remain,” “should” or “will” or the negative of these terms or other comparable terminology. In this press release, such statements include, without limitation, statements related to the tender offer for shares of the Company’s Common Stock. Such statements and all phases of the Company’s operations are subject to known and unknown risks, uncertainties and other factors that could cause our actual results, including with respect to the tender offer, to differ materially from those expressed or implied by these forward-looking statements. Risks and uncertainties include overall market and economic conditions and other factors and uncertainties as are identified in our most recent Quarterly Report on Form 10-Q and our other public filings made with the SEC (File No. 0-32113). Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business or operating results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not intend, and undertakes no obligation, to update the forward-looking statements in this press release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law to do so.

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